40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 22, 2003

03043485

Jason P. Pogorelec
(617) 951-7415
jpogorelec@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Putnam International New Opportunities Fund, a series of Putnam Investment Funds (File No. 811-7237), and the other Putnam funds listed on Exhibit A attached hereto (together with Putnam International New Opportunities Fund, the "Putnam Funds")

Ladies and Gentlemen:

On behalf of the Putnam Funds, please find enclosed copies of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Puleo v. Putnam, LLC, Civil Action No. 03-12527 (JLT), United States District Court for the District of Massachusetts (filed on December 16, 2003). The complaint is a derivative action filed on behalf of the Putnam Funds against Putnam, LLC and certain of its affiliates (collectively, "Putnam"), certain former employees of Putnam, certain officers of the Putnam Funds, and each member of the Board of Trustees of the Putnam Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Jason P. Pogorelec

Jason P. Pogorelec

Enclosures

cc: Karen R. Kay, Esq., Putnam Investments (w/o encl.)
John W. Gerstmayr, Esq. (w/o encl.)
John D. Donovan Jr., Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Putnam American Government Income Fund	File No. 811-4178
Putnam Arizona Tax Exempt Income Fund	File No. 811-6258
Putnam Asset Allocation Funds, on behalf of the following series:	File No. 811-7121
Putnam Asset Allocation: Balanced Portfolio	
Putnam Asset Allocation: Conservative Portfolio	
Putnam Asset Allocation: Growth Portfolio	
Putnam California Tax Exempt Income Fund	File No. 811-3630
Putnam Capital Appreciation Fund	File No. 811-7061
Putnam Classic Equity Fund	File No. 811-7223
Putnam Convertible Income-Growth Trust	File No. 811-2280
Putnam Diversified Income Trust	File No. 811-5635
Putnam Discovery Growth Fund	File No. 811-6203
Putnam Equity Income Fund	File No. 811-2742
Putnam Europe Equity Fund	File No. 811-5693
Putnam Funds Trust, on behalf of the following series:	File No. 811-7513
Putnam International Growth and Income Fund	
Putnam Small Cap Growth Fund	
Putnam Florida Tax Exempt Income Fund	File No. 811-6129
The Putnam Fund for Growth and Income	File No. 811-781
The George Putnam Fund of Boston	File No. 811-58
Putnam Global Equity Fund	File No. 811-1403
Putnam Global Income Trust	File No. 811-4524
Putnam Global Natural Resources Fund	File No. 811-3061
Putnam Health Sciences Trust	File No. 811-3386
Putnam High Yield Advantage Fund	File No. 811-4616
Putnam High Yield Trust	File No. 811-2796
Putnam Income Fund	File No. 811-653
Putnam Intermediate U.S. Government Income Fund	File No. 811-6257
Putnam International Equity Fund	File No. 811-6190
Putnam Investment Funds, on behalf of the following series:	File No. 811-7237
Putnam Capital Opportunities Fund	
Putnam Growth Opportunities Fund	
Putnam International Capital Opportunities Fund	
Putnam Mid Cap Value Fund	
Putnam New Value Fund	
Putnam Research Fund	
Putnam Small Cap Value Fund	
Putnam Investors Fund	File No. 811-159
Putnam Massachusetts Tax Exempt Income Fund	File No. 811-4518
Putnam Michigan Tax Exempt Income Fund	File No. 811-4529
Putnam Minnesota Tax Exempt Income Fund	File No. 811-4527
Putnam Money Market Fund	File No. 811-2608
Putnam Municipal Income Fund	File No. 811-5763

Putnam New Jersey Tax Exempt Income Fund	File No. 811-5977
Putnam New Opportunities Fund	File No. 811-6128
Putnam New York Tax Exempt Income Fund	File No. 811-3741
Putnam New York Tax Exempt Opportunities Fund	File No. 811-6176
Putnam Ohio Tax Exempt Income Fund	File No. 811-4528
Putnam OTC & Emerging Growth Fund	File No. 811-3512
Putnam Pennsylvania Tax Exempt Income Fund	File No. 811-5802
Putnam Tax Exempt Income Fund	File No. 811-2675
Putnam Tax Exempt Money Market Fund	File No. 811-5215
Putnam Tax-Free Income Trust, on behalf of the following series:	File No. 811-4345
Putnam Tax-Free High Yield Fund	
Putnam Tax-Free Insured Fund	
Putnam Tax Smart Funds Trust, on behalf of the following series:	File No. 811-09289
Putnam Tax Smart Equity Fund	
Putnam U.S. Government Income Trust	File No. 811-3897
Putnam Utilities Growth and Income Fund	File No. 811-5889
Putnam Vista Fund	File No. 811-1561
Putnam Voyager Fund	File No. 811-1682

FILED
IN CLERKS OFFICE
2003 DEC 16

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS **03 12527 JLT**

U.S. DISTRICT COURT
DISTRICT OF MASS.

CYNTHIA PULEO, Derivatively on behalf of the PUTNAM INTERNATIONAL NEW OPPORTUNITIES FUND and the "PUTNAM FUNDS"[1] Plaintiffs v. PUTNAM, LLC, PUTNAM INVESTMENT MANAGEMENT, LLC, MARSH & MCLENNAN COMPANIES, INC., LAWRENCE J. LASSER, JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, GEORGE PUTNAM, III, A.J.C. SMITH, CHARLES E. PORTER, PATRICIA C. FLAHERTY, JUSTIN M. SCOTT, OMID KAMSHAD, JOHN DOES 1-50, AND JOHN DOES 51-100, Defendants and PUTNAM INTERNATIONAL NEW OPPORTUNITIES FUND, PUTNAM FUNDS TRUST and the "PUTNAM FUNDS" Nominal Defendants.	MAGISTRATE JUDGE Bowler CIVIL ACTION NO. **COMPLAINT AND JURY TRIAL DEMAND** AMOUNT $150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. L.C.M 12-16-03

Plaintiff, Cynthia Puleo, derivatively on behalf of the Putnam International New Opportunities Fund and the Putnam Funds hereby complains against the Defendants as follows:

[1] A list of the "Putnam Funds" is attached to this Derivative Complaint as Exhibit A hereto.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act'), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted in this Complaint because they arise out of and are part of the same case or controversy as the federal claims.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs

5. Plaintiff Cynthia Puleo, a resident of Montville, New Jersey, purchased shares of the Putnam International New Opportunities Fund prior to the year 1999 and continues to hold such shares.

Putnam Defendants

6. Defendant Marsh & McLennan Companies, Inc., ("MMC"), a Delaware corporation, located at 1166 Avenue Of The Americas, New York, NY 10036, is the parent

company of Defendant Putnam, LLC, ("Putnam") and its affiliated companies. MMC is a global professional services firm with annual revenues exceeding $10 billion. MMC's wholly owned companies provide risk and insurance services, consulting and, through its wholly owned subsidiary Putnam Investments, Inc., investment management.

7. Defendant Putnam, LLC ("Putnam") describes itself as one of the largest mutual fund families in the United States with $271 billion in assets under management across multiple investment disciplines, over 100 mutual funds, nearly 13 million shareholder accounts, and over 2,200 institutional and 401(k) clients. Putnam offers a full range of both equity and fixed-income products, including mutual funds, variable annuities, and alternative investments for institutions and high-net-worth investors, as well as investment advisory services for institutional portfolios, 401(k)s, IRAs, and other retirement plans. The majority of Putnam's assets under management are derived from U.S. individuals and institutions. Putnam is the parent company of Putnam Retail Management, Putnam Advisory Company, LLC (a wholly-owned subsidiary of The Putnam Advisory Company Trust), and Putnam Fiduciary Trust Company. Putnam, which generally conducts business under the name "Putnam Investments," is a wholly-owned subsidiary of Putnam Investments Trust, a Massachusetts business trust that, except for a minority stake owned by employees, is owned by MMC. The address of Putnam is One Post Office Square, Boston, MA 02109.

8. Defendant Putnam Investment Management, LLC ("PIM" or the "Advisor"), formerly known as Putnam Investment Management, Inc., also located at One Post Office Square, Boston, MA 02109, is one of the largest equity managers in the United States and offers specialized services to investors, financial advisors, and variable annuity contract holders. PIM, a Delaware limited liability company, is owned by Putnam Investment Management Trust, a

Massachusetts business trust, which in turn is owned by MMC. Through this organization structure, PIM is an indirect wholly-owned subsidiary of Putnam, LLC which is a wholly owned subsidiary of MMC. PIM is the Putnam Funds' advisor and investment manager, responsible for making investment decisions for the Putnam Funds and managing their other affairs and business. The individual Putnam Funds pay PIM for management and investment advisory services quarterly, based on the average net asset value of the funds although the amount of the fees varies depending on the individual mutual fund or account and is usually based upon a sliding scale in relation to the level of assets under management and, in certain instances, is also based on investment performance.

9. Defendant Lawrence J. Lasser ("Lasser"), located at 342 Warren St., Brookline, MA 02445, is and at all relevant times was the President and Chief Executive Officer of both Putnam Investments and PIM. Lasser is and was ultimately responsible for the actions of both Putnam Investments and PIM.

10. Defendant Charles E. Porter ("Porter") is and at relevant times was the Executive Vice President, Treasurer, and Principal Financial Officer of both Putnam Investments and PIM. Porter is and was responsible for the day-to-day operations of both Putnam Investments and PIM including its Legal, Compliance, and Corporate Affairs functions.

11. Defendant Patricia C. Flaherty ("Flaherty") is and at relevant times was the Senior Vice President of both Putnam Investments and PIM. Flaherty is and was ultimately responsible for the actions of both Putnam Investments and PIM.

12. Defendant Justin M. Scott ("Scott"), a resident of Marblehead, Massachusetts, was at all relevant times the managing director and chief investment officer ("CIO") of the International Equities Group for Putnam. Scott was responsible for investment decisions and

oversight of the mutual funds supervised and organized under the Putnam International Equities Group. On October 24, 2003, Scott was one of four portfolio managers terminated by Putnam as a result of his participation in the scheme alleged herein.

13. Defendant Omid Kamshad ("Kamshad"), a resident of Weston, MA, was at all relevant times the managing director and CIO of the International Core Equity Group. Kamshad was responsible for the investment decisions and oversight of the mutual funds supervised and organized under the Putnam International Core Equity Group. On October 24, 2003, Kamshad was one of four portfolio managers terminated by Putnam as a result of his participation in the scheme alleged herein. The Securities and Exchange Commission and the Commonwealth of Massachusetts have alleged that Kamshad's personal market timing in the funds he oversaw continued until March of 2003.

Trustee Defendants

14. The Trustee Defendants named are each a trustees of the Putnam Funds Trust (the "Trust"). The business address of each Trustee is One Post Office Square, Boston, MA 02109.

a. John A. Hill, Chair
Trustee since 1985 and Chairman since 2000

b. Jameson A. Baxter
Trustee since 1994

c. Charles B. Curtis
Trustee since 2001

d. Ronald J. Jackson
Trustee since 1996

e. Paul L. Joskow
Trustee since 1997

f. Elizabeth T. Kennan
Trustee since 1992

g. John H. Mullin, III
Trustee since 1997

h. Robert E. Patterson
Trustee since 1984

i. W. Thomas Stephens
Trustee since 1997

j. W. Nicholas Thorndike
Trustee since 1992

k. Lawrence J. Lasser
Trustee since 1992 and Vice President of the Trust, i.e., each of the Putnam funds, since 1981, President and Chief Executive Officer of Putnam Investments and Putnam Management, Director of Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies

l. George Putnam, III
Trustee since 1984 and the President of the Trust, i.e., each of the Putnam funds, since 2000

m. A.J.C. Smith
Trustee since 1986 and Director of Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies

The Trustee Defendants elect the officers of the Trust and have a fiduciary duty to the Trust and its beneficiaries to maintain the safety of the assets of the Trust.

John Does 1-50

15. The true identities, roles, and capacities of John Does 1-50 have yet to be ascertained (the "Putnam Fiduciary Defendants"). Included as Putnam Fiduciary Defendants are insiders, i.e., employees and executives of Putnam, PIM, and the Putnam Funds including, but not limited to fund managers, advisors, brokers, and sales executives who because of their relationship to the Putnam Funds had a fiduciary duty to the Putnam Funds and breached such

fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

16. The true identities, roles, and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms, and Putnam Mutual Funds who participated, exploited, and perpetrated the unlawful late trading in Putnam Mutual Funds and knowingly violated the policies established by the Putnam Mutual Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Putnam Defendants to make illicit trades in the Putnam Mutual Funds. Such Defendants directly or indirectly profited by their own or others ability to engage in improper late trading and timing at the expense of nonparticipating Putnam Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Putnam Defendants to breach the fiduciary duties owed to the Putnam Mutual Funds through numerous means including the deposit of assets in other Putnam financial vehicles in exchange for the right to make short-term and late trades in Putnam Mutual Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Nominal Defendants

17. Nominal Defendant Putnam Funds Trust (the "Trust"), a Massachusetts business trust organized on January 22, 1996, with its principal place of business located at One Post Office Square, Boston, MA 02109. The Trust is registered under the Investment Company Act as an open-end management investment company.

18. Nominal Defendants Putnam International New Opportunities Fund (the "Fund") is a mutual fund with assets held by the Trust with PIM as its Advisor. The Putnam International

New Opportunities Fund invests substantially all of its assets in foreign equity securities including common stocks, preferred stocks, and convertible securities. It seeks to identify companies in market sectors that it believes will experience above-average growth. The Funds are managed by PIM.

19. The Defendants described in paragraphs 6-13 and 16 are sometimes referred to as the "Putnam Manager Defendants." The Defendants described in paragraphs 17-18 are sometimes referred to as the Nominal Defendants. The Defendants described in paragraph 14 are sometimes referred to as the "Putnam Trustee Defendants." The Defendants described in paragraph 15 are sometimes referred to as the "Putnam Fiduciary Defendants."

PRELIMINARY STATEMENT

20. This derivative action is brought to recover damages for injuries to the Putnam International New Opportunities Fund, the Putnam Funds Trust, and the Putnam Funds. These injuries were caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Putnam Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

21. Each of the Putnam Manager Defendants and the Putnam Trustee Defendants owed to the Putnam Funds and their stakeholders fiduciary duties of loyalty, candor, and fair dealing. Under the Investment Company Act they owed to the Putnam Funds and their stakeholders the fiduciary duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Putnam Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All Putnam Funds

are held and governed by the Trust.

Manipulative Devices

22. Like all other mutual funds, Putnam Funds shares are valued once a day, at 4:00 p.m. Eastern Standard Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

23. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day the price of the affected company's stock will rise causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares acquired at yesterday's cheaper price or sell those shares and realize

an immediate profit.

24. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. See 17 C.F.R. §270.22c-1(a).

Timing

25. Another manipulative practice used to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day, that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market

[2] See Complaint ¶ 10, *State of New York v. Canary Capital Partners, et al.* (Supr. Ct. of N.Y., Sept. 3, 2003).

value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By timing the fund an investor seeks to earn repeated profits in a single mutual fund.

26. Another timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale and thus open it to being timed.

27. The device of timing is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of timing is to artificially increase the frequency of transactions in a mutual fund and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

28. Continued *successful* late-trading or timing requires the complicity of a funds' management.

29. The Putnam Fiduciary Defendants and John Does 1-100 obtained assistance to engage in late trading directly from the PIM. In other instances, the Putnam Fiduciary Defendants did not require assistance as they, themselves, were responsible for the management and administration of the Putnam Funds, including the entry and execution of trades in Putnam

Funds. By failing to enforce and/or follow regulations prohibiting late trading, PIM allowed and encouraged Putnam Fiduciary Defendants to buy and sell Putnam Funds, the very funds that Defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, *at the 4: 00 p.m. price far beyond the 4:00 p.m. deadline.* This conduct continued for a substantial amount of time and was well known within PIM and amongst the fiduciaries responsible for the management of Putnam Funds and was merely reflective of the self-dealing that pervaded Putnam Investments and PIM.

30. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of timing on their funds does not stop the practice. One recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage- Proofing Mutual Funds (October 2002), http://facultygsb.stanford.edu/zitzewitz/Reseach/arbitra eg 1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds, like those made by the Putnam Fiduciary Defendants in the Putnam Fund are easily apparent. Moreover, the need to keep extra cash on hand in order to pay off timers' profits directly decreases the amount of investments and thereby investment returns the Putnam Funds are able to generate on behalf of Plaintiffs.

31. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers,

i.e. PIM, are assisting the timer, or as here, are the active participants in the timing scheme.

32. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value," and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

33. Aided by the Putnam Manager Defendants, the Putnam Fiduciary Defendants and John Does 51-100 perpetrated two primary manipulative schemes on the Putnam Funds. The schemes, which had started by at least the year 1998 and were known by the Putnam Manager Defendants by at least year 2000, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds. These schemes gained the Putnam Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Putnam Fiduciary Defendants and John Does 51-100 by engaging in these acts. All such profits were made at the expense of Putnam Funds shareholders.

34. PIM is the manager and investment advisor for all of the Putnam Funds. While each mutual fund is in fact its own company, as a practical matter PIM ran all of the business of the Funds. Portfolio managers are all typically employees of a mutual fund advisor entity (who hold office by election of the Trustees), not the mutual funds themselves. The advisor, in this case PIM, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money PIM makes.

35. In what has unfortunately become a common mutual fund industry practice,[3] the timer frequently offers the fund manager/advisor more assets in exchange for the right to time. In return, fund managers (here PIM) allow timers (e.g., a hedge fund) to target specific funds (e.g., the Putnam International New Opportunities Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets (sometimes called "sticky funds") in other funds offered by the mutual fund company (here Putnam).

36. Putnam, PIM and the Putnam Fiduciary Defendants, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. In some instances, the Putnam Fiduciary Defendants obtained assistance to engage in late trading directly from PIM. In other instances, Putnam Fiduciary Defendants did not require assistance as they, themselves, were responsible for the management and administration of the Putnam Funds, including the entry and execution of trades in Putnam Funds. By and through their authority, access, and control over the Putnam Funds, the Putnam Fiduciary Defendants engaged in late trading and market timing in the Putnam Funds for their own benefit at the expense of the Putnam Funds. By failing to enforce and/or follow regulations prohibiting late trading, PIM allowed, encouraged, and facilitated the Putnam Fiduciary Defendants to buy and sell Putnam Funds, the very funds that Defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, at the 4:00 p.m. price far beyond the 4:00 p.m. deadline. Moreover, PIM allowed, encouraged, and facilitated the Putnam Fiduciary Defendants to engage in rapid short term

[3] See Complaint, *State of New York v. Canary Capital Partners, et al.* (Supr. Ct. of N.Y., Sept. 3, 2003).

trading of the Putnam Funds in violation of rules and policies set forth in the prospectus for each Putnam Fund and in breach of the fiduciary duties owed to the Putnam Funds. This conduct continued for years and was well known within PIM and amongst the fiduciaries responsible for the management of Putnam Funds.

37. Meanwhile, the Putnam Funds publicly maintained a policy that prohibited excessive trading. For example, the fund share exchange policy described in the Prospectus Supplement for the Putnam International New Opportunities Fund, dated September 22, 2003, states:

> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading.
>
> * * *
>
> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.

Virtually identical language was contained in prospectuses for other Putnam Funds.

38. Despite such policies and in violation of their fiduciary duties, the Putnam Manager Defendants knowingly, deceptively permitted, and actively facilitated the Putnam Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct

late trading and/or market timing on the Putnam Funds to the detriment of the Putnam Funds.

39. The Putnam Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the Putnam Funds. In many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

40. As a result of the investigation by the Securities Division of the Secretary of the Commonwealth of Massachusetts, PIM announced on October 24, 2003, that it had terminated four money managers because they engaged in market timing trades of Putnam funds for their personal accounts. This termination occurred some three years after the Putnam Manager Defendants became aware of the conduct.

41. On October 28, 2003, the SEC and the Commonwealth of Massachusetts filed civil lawsuits against defendants PIM, Scott, and Karnshad. The complaints allege that the individual Defendants used nonpublic information about their funds' holdings to profit personally from market timing as far back as 1998 and continued through March of 2003. Moreover, the complaints allege that PIM engaged in securities fraud by failing to disclose to fund shareholders the market timing acts and to take adequate steps to prevent Scott, Kamshad, and John Does 1-50 from engaging in market timing. Allegations that the scheme continued until March, 2003, contradict Putnam's statements that it had stopped the market timing activity in 2000. The SEC continues to investigate Putnam.

42. These events have had and will have a series of deleterious effects on the Putnam family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Putnam Funds, thereby resulting in the Putnam Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the Putnam Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Putnam Funds to incur unnecessary direct and indirect investigatory, litigation, and administrative costs, and potentially resulting in awards, judgments, or settlements against the Putnam Funds.

DEMAND EXCUSED ALLEGATIONS

43. The Plaintiff has not made demand upon the trustees of the Trust or the directors of Putnam to bring an action against the Putnam Defendants and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Putnam.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Putnam Manager Defendants and its directors and officers who manage and control the day-to-day affairs of the Trust and the Putnam Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Putnam management and thus owe their positions as well as their loyalties solely to Putnam management and lack sufficient independence to exercise business judgment. Because the Trust oversees eighteen separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation which resulted in civil charges by the Securities Division of the Secretary of the Commonwealth of Massachusetts.[4] Consequently, Putnam already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the Putnam Funds. Moreover, Putnam's lackadaisical response is clearly insufficient and demonstrative of the conflicts and true allegiances of the Trustees of the Trust. In announcing the termination of four fund managers because of their involvement in the conduct under investigation by the Commonwealth of Massachusetts, Putnam acknowledged that it had been aware of the unlawful conduct since 2000, yet took no disciplinary action against the offenders and has done nothing to stop or correct it. In fact, Putnam allowed the offenders to keep the profits they had made from market timing at the expense of shareholders. Moreover, Putnam misled the public by claiming that it had stopped such activity at the time of discovery when in fact the illicit activity continued into 2003. By failing to take action before the Commonwealth of Massachusetts investigation the directors of Putnam acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing,

---

[4] *See Sec. and Exch. Comm'n v. Scott, et al.*, 03-CV-12082 (D. Mass. filed Oct. 28, 2003).

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Putnam Manager Defendants and the Putnam Trustees)

44. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

45. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

46. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C, § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his/her or its fiduciary duty concerning such compensation or other payments.

47. As alleged above in this Complaint, each Putnam Manager Defendant and each Trustee breached his/her or its fiduciary duty with respect to the receipt of compensation or other payments from the Putnam Funds or their shareholders.

48. By agreeing and/or conspiring amongst themselves and with John Does 51-100 to permit and/or encourage the Putnam Fiduciary Defendants and John Does 51-100 to time the Putnam Funds, the Putnam Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Putnam Funds and its shareholders.

49. By virtue of the foregoing, the Putnam Manager Defendants and the Putnam Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

50. As a direct and proximate result of the Putnam Defendants' wrongful conduct, the assets and value (including the NAV) of the Putnam Funds have been reduced and diminished

and the corporate assets of the Putnam Funds have been wasted and the Putnam Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against the Putnam Manager Defendants)

51. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

52. Putnam acted as a controlling person of PIM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of PIM being a wholly-owned subsidiary of Putnam and Putnam's active participation in and/or awareness of PIM's day-to-day operations, Putnam had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of PIM. Putnam had unlimited access to PIM's records of transactions and had the ability to prevent PIM from engaging in the schemes and artifices to defraud complained of in this Complaint.

53. Putnam had direct and supervisory involvement over the day-to-day operations of PIM and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

54. By virtue of its position as a controlling person, Putnam is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT III

Common Law Breach Of Fiduciary Duty
(Against the Putnam Manager and the Putnam Defendants)

55. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

56. The Putnam Manager Defendants and the Putnam Trustee Defendants and each of them owed to thePutnam International New Opportunities Fund, the Putnam Funds and their shareholders the duty to exercise due care, diligence, honesty, and loyalty in the management and administration of the affairs of each Putnam Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said Defendants owed a duty to the Putnam Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

57. To discharge those duties, the Putnam Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Putnam Funds.

58. As alleged above, each of said Defendants breached his/her or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

59. As alleged above, each of said Defendants also breached his/her or its fiduciary duty to preserve and not to waste the assets of the Putnam Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT IV

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against John Does 51-100)

60. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

61. John Does 51-100 knew of the existence of the fiduciary duty between the Putnam Defendants, the Trustee Defendants and the Putnam Funds and knew the extent of that duty. John Does 51-100 knew of the acts of late trading and timing made by them on the Putnam Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds. John Does 51-100 maliciously, without justification and through unlawful means, aided, abetted and conspired with the Putnam Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Putnam Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

62. John Does 51-100 are jointly and severally liable to the Putnam Funds for damages proximately caused by their aiding and abetting as alleged herein.

63. As a direct and proximate result of Defendants' wrongful conduct the assets and value (including the NAV) of the Putnam Funds has been reduced, diminished and the corporate assets of the Putnam Funds have been wasted.

COUNT V

CIVIL CONSPIRACY
(Against the Putnam Manager Defendants, PIM, and John Does 1-100)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

65. The Putnam Defendants, PIM, and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

66. The Putnam Defendants, PIM, and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

67. The Putnam Defendants, PIM, and John Does 1-100 maliciously and intentionally conspired, combined, and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

68. The Putnam Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proven at trial.

DEMAND FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that Court enter judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees;

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Putnam Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon;

C. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for Plaintiff's attorneys and experts; and

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated:

HAGENS BERMAN LLP

By:__________________________
Thomas M. Sobol, BBO No. 471770
225 Franklin Street, 26th Floor
Boston, MA 02110
Telephone: (617) 482-3700
Facsimile: (617) 482-3003

HAGENS BERMAN, LLP
Steve W. Berman
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594
Of Counsel

SPECTOR, ROSEMAN & KODROFF, P.C.
Jeffrey L. Kodroff
William G. Caldes
1818 Market Street, Suite 2500
Philadelphia, Pa. 19103
Telephone: (215) 496-0300
Facsimile: (215) 496-6611
Of Counsel

EXHIBIT A

PUTNAM INVESTMENT FUNDS
PUTNAM AMERICAN GOVERNMENT INCOME FUND
PUTNAM ARIZONA TAX EXEMPT INCOME FUND
PUTNAM ASSET ALLOCATION: BALANCED PORTFOLIO
PUTNAM ASSET ALLOCATION: CONSERVATIVE PORTFOLIO
PUTNAM ASSET ALLOCATION: GROWTH PORTFOLIO
PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND
PUTNAM CAPITAL APPRECIATION FUND
PUTNAM CAPITAL OPPORTUNITIES FUND
PUTNAM CLASSIC EQUITY FUND
PUTNAM CONVERTIBLE INCOME-GROWTH TRUST
PUTNAM DISCOVERY GROWTH FUND
PUTNAM DIVERSIFIED INCOME TRUST
PUTNAM EQUITY INCOME FUND
PUTNAM EUROPE EQUITY FUND
PUTNAM FLORIDA TAX EXEMPT INCOME FUND
PUTNAM FUND FOR GROWTH AND INCOME
GEORGE PUTNAM FUND OF BOSTON
PUTNAM GLOBAL EQUITY FUND
PUTNAM GLOBAL INCOME TRUST
PUTNAM GLOBAL NATURAL RESOURCES FUND
PUTNAM GROWTH OPPORTUNITIES FUND
PUTNAM HEALTH SCIENCES TRUST
PUTNAM HIGH YIELD ADVANTAGE FUND
PUTNAM HIGH YIELD TRUST
PUTNAM INCOME FUND
PUTNAM INTERMEDIATE U.S. GOVERNMENT INCOME FUND
PUTNAM INTERNATIONAL CAPITAL OPPORTUNITIES FUND
PUTNAM INTERNATIONAL EQUITY FUND
PUTNAM INTERNATIONAL GROWTH AND INCOME FUND
PUTNAM INTERNATIONAL NEW OPPORTUNITIES FUND
PUTNAM INVESTORS FUND
PUTNAM MASSACHUSETTS TAX EXEMPT INCOME FUND
PUTNAM MICHIGAN TAX EXEMPT INCOME FUND
PUTNAM MID CAP VALUE FUND
PUTNAM MINNESOTA TAX EXEMPT INCOME FUND
PUTNAM MONEY MARKET FUND
PUTNAM MUNICIPAL INCOME FUND
PUTNAM NEW JERSEY TAX EXEMPT INCOME FUND
PUTNAM NEW OPPORTUNITIES FUND
PUTNAM NEW VALUE FUND, PUTNAM
NEW YORK TAX EXEMPT INCOME FUND

PUTNAM NEW YORK TAX EXEMPT OPPORTUNITIES FUND
PUTNAM OTC & EMERGING GROWTH FUND
PUTNAM OHIO TAX EXEMPT INCOME FUND
PUTNAM PENNSYLVANIA TAX EXEMPT INCOME FUND
PUTNAM RESEARCH FUND
PUTNAM SMALL CAP GROWTH FUND
PUTNAM SMALL CAP VALUE FUND
PUTNAM TAX EXEMPT INCOME FUND
PUTNAM TAX EXEMPT MONEY MARKET FUND
PUTNAM TAX SMART EQUITY FUND
PUTNAM TAX-FREE HIGH YIELD FUND
PUTNAM TAX-FREE INSURED FUND
PUTNAM U.S. GOVERNMENT INCOME TRUST
PUTNAM UTILITIES GROWTH AND INCOME FUND
PUTNAM VISTA FUND
PUTNAM VOYAGER FUND
PUTNAM (INTERNATIONAL) VOYAGER FUND
PUTNAM EUROPE GROWTH FUND

RELATED ACTIONS

EXHIBIT A

Pursuant to Rule 7.2(a)(ii) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, the Putnam Defendants provide the following information about the actions sought to be transferred to, or consolidated in, the District of Massachusetts.

SCHEDULE OF PENDING CASES

1. *Sara Gurno, Daniel Dallmann, and Patricia Dallmann v. Putnam American Gov't Income Fund; Putnam Arizona Tax Exempt Income Fund; Putnam Asset Allocation: Balanced Portfolio; Putnam Asset Allocation: Growth Portfolio; Putnam Asset Allocation: Conservative Portfolio; Putnam California Tax Exempt Income Fund; Putnam Capital Appreciation Fund; Putnam Capital Opportunities Fund; Putnam Classic Equity Fund; Putnam Convertible Income-Growth Trust; Putnam Diversified Income Trust; Putnam Discovery Growth Fund; Putnam Equity Income Fund; Putnam Europe Equity Fund; Putnam Florida Tax Exempt Income Fund; Putnam Fund for Growth and Income; George Putnam Fund of Boston; Putnam Global Equity Fund; Putnam Global Income Trust; Putnam Global Natural Res. Fund; Putnam Growth Opportunities Fund; Putnam Health Sci. Trust; Putnam High Yield Advantage Fund; Putnam High Yield Trust; Putnam Income Fund; Putnam Intermediate U.S. Gov't Income Fund; Putnam Int'l Capital Opportunities Fund; Putnam Int'l Equity Fund; Putnam Int'l Growth and Income Fund; Putnam Int'l New Opportunities Fund; Putnam Investors Fund; Putnam Massachusetts Tax Exempt Income Fund; Putnam Michigan Tax Exempt Income Fund; Putnam Mid Cap Value Fund; Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund; Putnam Mun. Income Fund; Putnam New Jersey Tax Exempt Income Fund; Putnam New Opportunities Fund; Putnam New Value Fund; Putnam New York Tax Exempt Income Fund; Putnam New York Tax Exempt Opportunities Fund; Putnam Ohio Tax Exempt Income Fund; Putnam OTC & Emerging Growth Fund; Putnam Pennsylvania Tax Exempt Income Fund; Putnam Research Fund; Putnam Small Cap Growth Fund; Putnam Small Cap Value Fund; Putnam Tax Exempt Income Fund; Putnam Tax Exempt Money Market Fund; Putnam Tax Smart Equity Fund; Putnam Tax-Free High Yield Fund; Putnam Tax-Free Insured Fund; Putnam U.S. Gov't Income Trust; Putnam Util. Growth and Income Fund; Putnam Vista Fund; Putnam Voyager Fund; Marsh & McLennan Cos.; Putnam Inv. Trust; Putnam Inv. Mgmt. LLC.; Putnam Inv. Funds; Justin M. Scott; Omid Kamshad; and John Does 1-100,* Civ. No. 03-12196-JLT (D. Mass).

2. *Miranda Zuber and Norma Dweck v. Putnam Inv. Mgmt., LLC,* Civ. No. 03-12175-JLT (D. Mass.).

3. *Lawrence E. Jaffee v. Putnam American Gov't Income Fund; Putnam Arizona Tax Exempt Income Fund; Putnam Asset Allocation: Balanced Portfolio; Putnam Asset Allocation: Growth Portfolio; Putnam Asset Allocation: Conservative Portfolio; Putnam California Tax Exempt Income Fund; Putnam Capital Appreciation Fund; Putnam Capital Opportunities Fund; Putnam Classic Equity Fund; Putnam Convertible Income-Growth Trust; Putnam Diversified Income Trust; Putnam Discovery Growth Fund; Putnam Equity Income Fund; Putnam Europe Equity Fund; Putnam Florida Tax Exempt Income Fund; Putnam Fund*

for Growth and Income; George Putnam Fund of Boston; Putnam Global Equity Fund; Putnam Global Income Trust; Putnam Global Natural Res. Fund; Putnam Growth Opportunities Fund; Putnam Health Sci. Trust; Putnam High Yield Advantage Fund; Putnam High Yield Trust; Putnam Income Fund; Putnam Intermediate U.S. Gov't Income Fund; Putnam Int'l Capital Opportunities Fund; Putnam Int'l Equity Fund; Putnam Int'l Growth and Income Fund; Putnam Int'l New Opportunities Fund; Putnam Investors Fund; Putnam Massachusetts Tax Exempt Income Fund; Putnam Michigan Tax Exempt Income Fund; Putnam Mid Cap Value Fund; Putnam Minnesota Tax Exempt Income Fund; Putnam Money Market Fund; Putnam Mun. Income Fund; Putnam New Jersey Tax Exempt Income Fund; Putnam New Opportunities Fund; Putnam New Value Fund; Putnam New York Tax Exempt Income Fund; Putnam New York Tax Exempt Opportunities Fund; Putnam Ohio Tax Exempt Income Fund; Putnam OTC & Emerging Growth Fund; Putnam Pennsylvania Tax Exempt Income Fund; Putnam Research Fund; Putnam Small Cap Growth Fund; Putnam Small Cap Value Fund; Putnam Tax Exempt Income Fund; Putnam Tax Exempt Money Market Fund; Putnam Tax Smart Equity Fund; Putnam Tax-Free High Yield Fund; Putnam Tax-Free Insured Fund; Putnam U.S. Gov't Income Trust; Putnam Util. Growth and Income Fund; Putnam Vista Fund; Putnam Voyager Fund; Marsh & McLennan Cos.; Putnam Inv. Trust; Putnam Inv. Mgmt. LLC.; Putnam Inv. Funds; Justin M. Scott; Omid Kamshad; and John Does 1-100, Civ. No. 03-12162-JLT (D. Mass).

4. *Samuel M. Troutman, Sr., and Marc Warren v. Putnam American Gov't Income Fund; Putnam Arizona Tax Exempt Income Fund; Putnam Asset Allocation: Balanced Portfolio; Putnam Asset Allocation: Growth Portfolio; Putnam Asset Allocation: Conservative Portfolio; Putnam California Tax Exempt Income Fund; Putnam Capital Appreciation Fund; Putnam Capital Opportunities Fund; Putnam Classic Equity Fund; Putnam Convertible Income-Growth Trust; Putnam Diversified Income Trust; Putnam Discovery Growth Fund; Putnam Equity Income Fund; Putnam Europe Equity Fund; Putnam Florida Tax Exempt Income Fund; Putnam Fund for Growth and Income; George Putnam Fund of Boston; Putnam Global Equity Fund; Putnam Global Income Trust; Putnam Global Natural Res. Fund; Putnam Growth Opportunities Fund; Putnam Health Sci. Trust; Putnam High Yield Advantage Fund; Putnam High Yield Trust; Putnam Income Fund; Putnam Intermediate U.S. Gov't Income Fund; Putnam Int'l Capital Opportunities Fund; Putnam Int'l Equity Fund; Putnam Int'l Growth and Income Fund; Putnam Int'l New Opportunities Fund; Putnam Investors Fund; Putnam Massachusetts Tax Exempt Income Fund; Putnam Michigan Tax Exempt Income Fund; Putnam Mid Cap Value Fund; Putnam Minnesota Tax Exempt Income Fund; Putnam Money Market Fund; Putnam Mun. Income Fund; Putnam New Jersey Tax Exempt Income Fund; Putnam New Opportunities Fund; Putnam New Value Fund; Putnam New York Tax Exempt Income Fund; Putnam New York Tax Exempt Opportunities Fund; Putnam Ohio Tax Exempt Income Fund; Putnam OTC & Emerging Growth Fund; Putnam Pennsylvania Tax Exempt Income Fund; Putnam Research Fund; Putnam Small Cap Growth Fund; Putnam Small Cap Value Fund; Putnam Tax Exempt Income Fund; Putnam Tax Exempt Money Market Fund; Putnam Tax Smart Equity Fund; Putnam Tax-Free High Yield Fund; Putnam Tax-Free Insured Fund; Putnam U.S. Gov't Income Trust; Putnam Util. Growth and Income Fund; Putnam Vista Fund; Putnam Voyager Fund; Marsh & McLennan Cos.; Putnam Inv. Trust; Putnam Inv. Mgmt. LLC.; Putnam Inv. Funds; Justin M. Scott; Omid Kamshad; and John Does 1-100,* Civ. No. 03-12116-JLT (D. Mass).

5. *Sally A. Bulawsky and Robert L. Bulawsky v. Marsh & McLennan Cos.; Putnam Inv. Trust; Putnam Mgmt. LLC; Putnam Fiduciary Trust Co.; Omid Kamshad; and Justin M. Scott;* Civ. No. 03-12094-RGS (D. Mass.).

6. *Diane Sauders v. Putnam American Gov't Income Fund; Putnam Arizona Tax Exempt Income Fund; Putnam Asset Allocation: Balanced Portfolio; Putnam Asset Allocation: Growth Portfolio; Putnam Asset Allocation: Conservative Portfolio; Putnam California Tax Exempt Income Fund; Putnam Capital Appreciation Fund; Putnam Capital Opportunities Fund; Putnam Classic Equity Fund; Putnam Convertible Income-Growth Trust; Putnam Diversified Income Trust; Putnam Discovery Growth Fund; Putnam Equity Income Fund; Putnam Europe Equity Fund; Putnam Florida Tax Exempt Income Fund; Putnam Fund for Growth and Income; George Putnam Fund of Boston; Putnam Global Equity Fund; Putnam Global Income Trust; Putnam Global Natural Res. Fund; Putnam Growth Opportunities Fund; Putnam Health Sci. Trust; Putnam High Yield Advantage Fund; Putnam High Yield Trust; Putnam Income Fund; Putnam Intermediate U.S. Gov't Income Fund; Putnam Int'l Capital Opportunities Fund; Putnam Int'l Equity Fund; Putnam Int'l Growth and Income Fund; Putnam Int'l New Opportunities Fund; Putnam Investors Fund; Putnam Massachusetts Tax Exempt Income Fund; Putnam Michigan Tax Exempt Income Fund; Putnam Mid Cap Value Fund; Putnam Minnesota Tax Exempt Income Fund; Putnam Money Market Fund; Putnam Mun. Income Fund; Putnam New Jersey Tax Exempt Income Fund; Putnam New Opportunities Fund; Putnam New Value Fund; Putnam New York Tax Exempt Income Fund; Putnam New York Tax Exempt Opportunities Fund; Putnam Ohio Tax Exempt Income Fund; Putnam OTC & Emerging Growth Fund; Putnam Pennsylvania Tax Exempt Income Fund; Putnam Research Fund; Putnam Small Cap Growth Fund; Putnam Small Cap Value Fund; Putnam Tax Exempt Income Fund; Putnam Tax Exempt Money Market Fund; Putnam Tax Smart Equity Fund; Putnam Tax-Free High Yield Fund; Putnam Tax-Free Insured Fund; Putnam U.S. Gov't Income Trust; Putnam Util. Growth and Income Fund; Putnam Vista Fund; Putnam Voyager Fund; Marsh & McLennan Cos.; Putnam Inv. Trust; Putnam Inv. Mgmt. LLC.; Putnam Inv. Funds; Omid Kamshad; Justin M. Scott; and John Does 1-100,* Civ. No. 03-12086-NG (D. Mass.).

7. *Rochelle Meyer v. Putnam Int'l Voyager Fund n/k/a Putnam Int'l Capital Opportunities Fund, Putnam Europe Growth Fund n/k/a Putnam Europe Equity Fund, Putnam Int'l Growth Fund n/k/a Int'l Equity Fund, Putnam Global Equity Fund, Putnam Inv. Mgmt. Trust, Putnam Inv. Mgmt. LLC, Marsh & McLennan Corp., Inc., Omid Kamshad, and Justin M. Scott. The "Putnam Fund Defendants" include Putnam Int'l Voyager Fund n/k/a Putnam Int'l Capital Opportunities Fund, Putnam Europe Growth Fund n/k/a Putnam Europe Equity Fund, Putnam Int'l Growth Fund n/k/a Int'l Equity Fund, and Putnam Global Equity Fund. The "Putnam Mgmt. Defendants include Putnam Inv. Mgmt. Trust, Putnam Inv. Mgmt. LLC, Marsh & McLennan Corp., Omid Kamshad, and Justin M. Scott*, Civ. No. 03-12214 DPW (D. Mass.).

8. *Ann Schneps Dubin, Helen Wasserman, and Harriot Surks v. Putnam Inv. Mgmt., LLC,* No. 03-CV-12209-RCL (D. Mass.).

9. *Troutman et al v. Putnam Government Income Fund et al, Civ. No. 03-12116-RWZ (D. Mass)*

EXHIBIT B
LIST OF DEFENDANTS

Putnam, LLC
Putnam Investment Management, LLC
Marsh & McLennan Companies, INC
Lawrence J. Lasser
John A. Hill
Jameson A. Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
John H. Mullin, III
Robert E. Patterson
W. Thomas Stephens
W. Nicholas Thorndike
George Putnam, III
A.J.C. Smith
Charles E. Porter
Patricia C. Flaherty
Justin M. Scott
Omid Kamshad
John Does 1-50
John Does 51-100
Putnam International New Opportunities Fund
Putnam Funds Trust
Putnam Funds